Exhibit 12

[            ], 201

Seasons Series Trust

Cash Management Portfolio

1 SunAmerica Center

Los Angeles, CA 90067

SunAmerica Series Trust

Cash Management Portfolio

1 SunAmerica Center

Los Angeles, CA 90067

American General Life Insurance Company

[Address]

The United States Life Insurance Company in The City of New York

[Address]

Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to the holders (“Contract Owners”) of certain variable annuity contracts and variable life insurance policies (collectively, the “Contracts”) that are issued or administered by American General Life Insurance Company (“AGL”) or by The United States Life Insurance Company in The City of New York (“USL NY”) and funded by separate accounts of AGL or USL NY for which Cash Management Portfolio (“Acquired Fund”), a separate series of Seasons Series Trust (“Acquired Trust”), a Massachusetts business trust, and Cash Management Portfolio (“Acquiring Fund”), a separate series of SunAmerica Series Trust (“Acquiring Trust”), a Massachusetts business trust, serve as underlying investment vehicles.

[ ], 201 Page 2

Pursuant to the Agreement and Plan of Reorganization (the “Plan”) dated as of [            ], 201  , executed by Acquired Trust and Acquiring Trust on behalf of Acquired Fund and Acquiring Fund, respectively, Acquired Fund will transfer all of its assets to Acquiring Fund in exchange solely for voting shares of beneficial interest in Acquiring Fund (“Acquiring Fund Shares”) and the assumption by Acquiring Fund of all of the liabilities of Acquired Fund and the distribution of the Acquiring Fund Shares to the shareholders of Acquired Fund in complete liquidation of Acquired Fund (the “Reorganization”).

For purposes of this opinion, we have examined and rely upon (1) the Plan, (2) the Form N-14 dated [            ], 201   filed by Acquiring Fund with the Securities and Exchange Commission and the related Prospectus/Information Statement, (3) the facts and representations contained in the letter dated as of this date, addressed to us from AGL and USL NY, and (4) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

For purposes of this opinion, we are assuming that:

(1) each of the Contracts is and, at the time of the Reorganization, will be treated as a “variable contract” within the meaning of Section 817(d) of the Internal Revenue Code of 1986, as amended (the “Code”);

(2) the ownership of shares in Acquired Fund and Acquiring Fund, and access to such funds, satisfies the requirements and limitations set forth in Treas. Reg. Section 1.817-5(f); and

(3) under the so-called investor control rules, either AGL or USL NY, and not the Contract Owners, have been and are treated for federal income tax purposes as the owner of the interests in Acquired Fund and Acquiring Fund that underlie the Contracts.

This opinion is based upon the Code, United States Treasury regulations, judicial decisions and administrative rulings and pronouncements of the Internal

[ ], 201 Page 3

Revenue Service, all as in effect on the date hereof. This opinion is conditioned upon (a) the Reorganization taking place in the manner described in the Plan, (b) the information provided in the Form N-14 referred to above, and (c) the facts and representations contained in the letter dated as of this date, addressed to us from AGL and USL NY, and also the above assumptions, being true and accurate as of the closing date of the Reorganization.

Based upon the foregoing, it is our opinion that, for federal income tax purposes, the Contract Owners will not recognize any taxable income, gains or losses as a result of the Reorganization.

We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Plan and the representations made to us.

Very truly yours,

/s/